(a Development Stage Company)

Consolidated Financial Statements

Three months ended December 31, 2012 and 2011

(expressed in Canadian dollars)

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Balance Sheet

As at December 31, 2012 and September 30, 2012

(Unaudited – Expressed in Canadian $000’s)

	Note	December 31, 2012	September 30, 2012
Assets
Current Assets
Cash and cash equivalents		$20,327	$20,381
Accounts receivable		48	685
Prepaid expenditures		349	649
		20,724	21,715

Property, plant and equipment	4	54,865	54,465
		$75,589	$76,180

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	5	$1,896	$1,295
		1,896	1,295

Asset retirement obligation	6	314	308
		2,210	1,603
Shareholders’ Equity
Share capital	8	114,541	114,541
Warrants	8	1,168	2,833
Contributed surplus		5,144	3,215
Deficit		(47,474)	(46,012)
		73,379	74,577
		$75,589	$76,180
Nature of operations	1
Commitments	11

The accompanying notes are an integral part of these financial statements.

2

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the three months ended December 31, 2012 and 2011

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended
	December 31, 2012	December 31, 2011
Income
Interest Income	$37	$41

Operating Expenses
General and administrative	1,279	1,038
Stock based compensation	264	187
Depreciation and accretion	11	6
Foreign exchange (gain) loss	(55)	157
	1,499	1,388

Net Loss	(1,462)	(1,347)
Deficit, beginning of period	(46,012)	(18,381)
Deficit, end of period	$(47,474)	$(19,728)

Basic and diluted loss per share:	(0.00)	(0.00)
Weighted average shares outstanding during the period:	359,635,408	359,248,741

The accompanying notes are an integral part of these financial statements.

3

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Shareholders’ Equity

As at December 31, 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Common Stock		Contributed Surplus		Acc. Deficit	Total Shareholders’ Equity
	Shares	Amount		Warrants
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823
Stock-based compensation	-	-	187	-	-	187
Net loss	-	-	-	-	(1,347)	(1,347)
As at December 31, 2011	359,248,741	114,424	3,134	2,833	(19,728)	100,663
Common shares issued on exercise of options	386,667	80	-	-	-	80
Contributed surplus effect on effect on exercise of options	-	37	(37)	-	-	-
Stock-based compensation	-	-	119	-	-	119
Net loss	-	-	-	-	(26,284)	(26,284)
As at September 30, 2012	359,635,408	114,541	3,215	2,833	(46,012)	74,577
Stock-based compensation	-	-	264	-	-	264
Expiry of warrants	-	-	1,665	(1,665)	-	-
Net loss	-	-	-	-	(1,462)	(1,462)
As at December 31, 2012	359,635,408	114,541	5,144	1,168	(47,474)	73,379

The accompanying notes are an integral part of these financial statements.

4

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the three months ended December 31, 2012 and 2011

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended
	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to total cash used in operations:
Net loss for the period	$(1,462)	$(1,347)
Depreciation and accretion	11	6
Stock based compensation	264	187
Foreign currency exchange (gain) losses	(43)	157
Change in accounts receivable	37	20
Change in prepaid expenditures	299	8
Change in accounts payable and accrued liabilities	564	62
TOTAL CASH FLOW USED IN OPERATING ACTIVITIES	(330)	(907)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(404)	(7,863)
Change in accounts receivable	600
Change in accounts payable and accrued liabilities	25	-
NET CASH GENERATED (USED) IN INVESTING ACTIVITIES	221	(7,863)

OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	55	(152)

Net decrease in cash and cash equivalents	(54)	(8,922)
Cash and cash equivalents at beginning of period	20,381	40,532
Cash and cash equivalents at end of period	$20,327	$31,610

Supplemental data:
Interest received	37	41

The accompanying notes are an integral part of these financial statements.

5

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

1.	Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”). Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and was formally dissolved on April 30, 2012. Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA. Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At December 31, 2012, the Company has not yet achieved profitable operations, has accumulated a deficit of $47,474 (September 30, 2012 ‑ $46,012) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at December 31, 2012, the Company’s cash balance was $20,327 (September 30, 2012 ‑ $20,381) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), using the same accounting policies and methods as per the audited consolidated financial statements for the year ended September 30, 2012 except that certain annual disclosures have been condensed or omitted. The unaudited interim consolidated financial statements do not include all of the disclosures required by US GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

In the opinion of management, these unaudited interim consolidated financial statements contain all accruals and adjustments of a normal and recurring nature necessary to present fairly the Company's financial position as at, and results of operations and cash flows for, the three months ending December 31, 2012.

Because the determination of certain assets and liabilities are dependent upon future events, the preparation of unaudited interim consolidated financial statements involves the use of estimates and approximations. Consequently, the results of operations for the periods presented are not necessarily indicative of those expected for any subsequent quarter or the entire year ending September 30, 2013.

6

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

3.	Recent Accounting Developments

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

4.	Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost** $	Accumulated depreciation $	December 31, 2012 Net Book Value $	September 30, 2012 Net Book Value $
Oil and gas properties	54,803	-	54,803	54,398
Other	173	111	62	67
Total	54,976	111	54,865	54,465
**Net of impairment charges: $23,381 in 2012 and $8,472 in 2011.

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 (16,000 net) acres located in Kings and Kern Counties in California for total consideration of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of 2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936. In order to finalize the earning of this land, the Company has the option to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area by January 1, 2013 and January 1, 2014, respectively. Approximately half of this land will revert to the farmor on each of these dates should the Company choose not to exercise its option to drill the respective well.  At the date of this document, the first well has not been drilled, however discussions continue that may result in the Company retaining its interest in the land.

On October 23, 2012, the Company entered into a farmout agreement (“Farmout Agreement”) with Aera Energy LLC (“Aera”), whereby Aera has acquired the right to earn a 50% interest in approximately 19,600 net acres of the Company’s lands located in Kings County (“Farmout Lands”). The Farmout Agreement is comprised of two phases whereby Aera will pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Drilling in Phase 1 must commence no later than June 2013 and drilling in Phase 2 must commence no later than December 2013. The Company will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells. Upon Aera’s fulfillment of its earning obligations under each Phase of the Farmout Agreement, the Company will elect into either a 50% working interest or a 3% gross overriding royalty in the Farmout Lands. The first well was spudded on these lands on February 5, 2013.

7

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

4.	Property, plant and equipment (Continued)

During the three months ended December 31, 2012, the Company capitalized $nil (December 31, 2011 ‑ $31) of general and administrative expenditures and stock‑based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At December 31, 2012, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the twelve months ended September 30, 2012, the Company recognized an impairment charge of $23,162 on its California assets. This impairment relates to an asset (land and drilling costs) whose lease was allowed to lapse as it was determined that it was not in the Company’s best interest to continue to explore and develop that specific area. During the twelve months ended September 30, 2011, the Company recognized an impairment charge of $8,472 on its Nova Scotia assets. In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results. The operator has since begun reclamation activities on the assets in question and the Company expects settlement of the liability within the year. During the three months ended December 31, 2012, the Company did not record an impairment charge.

5.	Accounts Payable and Accrued Liabilities

Accounts payable consist of the following:

	December 31, 2012 $	September 30, 2012 $
Trade accounts payable	1,195	1,078
Accrued liabilities	701	217
Total accounts payable and accrued liabilities	1,896	1,295

6.	Asset Retirement Obligation

As at December 31, 2012, the Company has estimated the net present value of its total Asset Retirement Obligation ("ARO") to be $314 (September 30, 2012 ‑ $308) based upon a total future undiscounted liability of $621 (September 30, 2012 ‑ $736), where the liability settlement period has been estimated to occur over 1 to 25 years. During the twelve months ended September 30, 2012, the Company began incurring reclamation costs in the Windsor Basin in Nova Scotia. The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	December 31, 2012 $	September 30, 2012 $
Balance, beginning of period	308	385
Accretion expense	6	135
Liabilities settled	-	(130)
Revision to ARO inputs	-	(82)
Balance, end of period	314	308

8

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

7.	Future Income Taxes
a)	The significant components of the Company's future tax assets and liabilities are as follows:
	December 31, 2012 $	September 30, 2012 $
Property, plant and equipment	1,385	1,384
Non-capital loss carryforward	3,280	2,877
Share issuance costs	456	515
Asset retirement obligation	62	60
Valuation allowance	(5,183)	(4,836)
	-	-
b)	The Company has estimated tax pools totaling $98,563 as follows:
	Rate of claim	December 31, 2012 $
U.S. tax pools	100%	77,749
Canadian tax pools	Various	20,532
		98,281

8.	Share Capital

a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b) Issued

	Number of Common Shares	Amount $
Outstanding, September 30, 2011	359,248,741	114,424
Common shares issued upon exercise of options	386,667	80
Equity effect on exercise of options	-	37
Outstanding, September 30 2012 and December 31, 2012	359,635,408	114,541

9

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

c) Warrants
	Outstanding December 31, 2012	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement (i)	24,445,706	0.414	1,168
Outstanding, end of period	24,445,706	0.414	1,168
(i)	The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010. As of December 31, 2012, there are 24,445,706 common share purchase warrants outstanding with an exercise price of $0.414 per share, of which 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.
The remaining fair value of the warrants issued is $1,168 at December 31, 2012 (September 30, 2012 ‑ $1,168), which was allocated from the gross proceeds received on the private placement.
d) Performance warrants

			December 31, 2012
	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, September 30, 2012 and December 31, 2012	7,250,000	0.207	2.26

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company. These performance warrants have an equivalent exercise price of $0.207 per share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company. The RTO was the initial liquidity event for the performance warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51 divided by 1.45) of the subscription receipt financing. The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price. All performance warrants vested in 2011. On July 29, 2012, 2,900,000 performance warrants held by a former officer were cancelled.

The fair value of the performance warrants issued was estimated as at the grant date using the Black‑Scholes option pricing model. The compensation expense is recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.

10

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital (Continued)

Compensation expense for the three months ended December 31, 2012 was $13 (three months ended December 31, 2011 ‑ $48), and was recognized as a non‑cash compensation expense, with an offsetting credit to contributed surplus. As at December 31, 2012, the total estimated fair value of the performance warrants has been recognized as compensation expense.

Subsequent to the quarter, the Company's former Chief Operating Officer departed from the Company with the result that 3,262,500 performance warrants are expected to expire on April 15, 2013 (unless exercised prior to that date).

e) Stock options outstanding

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company. The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)). All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2012, and for changes that occurred during the three month period then ended:

			December 31, 2012
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	9,578,083	0.48	2.93
Granted	8,450,000	0.10	4.95
Forfeited	(1,817,500)	-	-
Balance, end of period	16,210,583	0.29	3.85

As at December 31, 2012, the Company had 7,478,746 options granted but not yet vested.

Subsequent to the quarter, the Company's former Chief Operating Officer departed from the Company with the result that 250,000 options expired on January 15, 2013, and 1,674,500 options are expected to expire on April 15, 2013 (unless exercised prior to that date). The following table summarizes information about the Company’s stock options outstanding at September 30, 2012, and for changes that occurred during the year then ended:

11

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

			September 30, 2012
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	14,717,250	0.534	3.74
Granted	1,780,000	0.244	4.12
Forfeited	(6,532,500)	0.516	-
Exercised	(386,667)	0.207	-
Balance, end of year	9,578,083	0.487	2.93

8.	Share Capital (Continued)

f) Stock-based compensation

During the three months ended December 31, 2012, the Company granted 8,450,000 options to officers, directors, employees and consultants (three months ended December 31, 2011 – 1,630,000). The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.10 per option and expire five years after the grant date. The fair value of the options granted is estimated as at the grant date using the Black‑Scholes option pricing model. The weighted average assumptions used in the calculation are noted below:

	2013	2012
Risk‑free interest rate	1.14%	1.05%
Expected life	3.0 years	3.0 years
Expected volatility	146.96%	71.11%
Forfeiture rate	27.76%	1.94%
Fair value per option	$0.067	$0.129

Compensation expense recognized for the three months ended December 31, 2012 was $251 (three months ended December 31, 2011 ‑ $137). Of the total compensation expense for the three months ended December 31, 2012, $251 (December 31, 2011 ‑ $139) has been recorded as a stock‑based compensation expense and $nil (December 31, 2011 ‑ $(3)) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three months ended December 31, 2012 of 359,635,408 (December 31, 2011 – 359,248,741). The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period. Application of this methodology was anti‑dilutive for the period. The issued and outstanding warrants, performance warrants, and vested stock options of 24,445,706, 3,262,500 and 8,731,837, respectively, were not dilutive as the Company is in a loss position.

12

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

9.	Related Parties

During the three months ended December 31, 2012, aggregate legal fees of $89,579 were charged by a law firm in which the corporate secretary of the Company is a partner of, and were expensed as general and administrative expenses (three months ended December 31, 2011 - $12,979).

10.	Financial Instruments

a) Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The Company's financial assets and liabilities are measured at fair value on a recurring basis. The Company discloses its recognized non‑financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non‑recurring basis. For non‑financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements. The Company recognized an impairment in its California non-financial assets during the year ended September 30, 2012 and in its Nova Scotia non-financial assets during the year ended September 30, 2011.

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

13

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized. To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts. The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

11.	Commitments

a)	The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly installments of $9. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)	The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

12.	Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas. Geographical segmentation is as follows:

	Three months ended December 31, 2012 ($)
	Canada	United States	Total
Interest income	37	-	37
Depreciation and accretion	8	3	11
Net loss	(721)	(741)	(1,462)
Property, plant and equipment	2,873	51,992	54,865
Total assets	37,212	38,377	75,589

	Three months ended December 31, 2011 ($)
	Canada	United States	Total
Interest income	41	-	41
Depreciation and accretion	5	1	6
Net loss	(1,447)	100	(1,347)
Property, plant and equipment	2,990	70,263	73,253
Total assets	32,888	74,080	106,968
14

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2012 and 2011

(Unaudited - Expressed in Canadian $000's except per share amounts)

13.	Subsequent events

Subsequent to the end of the first quarter, the Company's former Chief Operating Officer departed from the Company.  As a result approximately $548 will be paid in the second quarter in severance and accrued vacation amounts.   Also subsequent to the first quarter the Company chose not to exercise its option to drill an option well on certain lands in California.  As a result, approximately 8,000 undeveloped net acres have reverted to the farmor.  These acres were on the flank of the Company’s main acreage and no reduction in the carrying value of the Company’s assets was required. Also subsequent to the quarter the first well was spudded on the Aera farmout lands on February 5, 2013.

15